Statement of Financial Condition and Supplementary Information

OpenDeal Broker LLC
(a wholly owned subsidiary of OpenDeal Inc.)
December 31, 2023
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70055

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OpenDeal Broker LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

149 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Casey Sullivan	617-365-4156	casey@thecapitalr.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB Company
(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

11/05/03	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OpenDeal Broker LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RITA D. AMARAL
Notary Public
Commonwealth of Massachusetts
My Commission Expires February 23, 2029

Rita Amaral
Notary Public

03/22/2024

Signature: Casey Sullivan

Title:
Chief Financial Officer / FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Statement of Financial Condition and Supplementary Information
Table of Contents
December 31, 2023



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenDeal Broker, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDeal Broker, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of OpenDeal Broker, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OpenDeal Broker, LLC's management. Our responsibility is to express an opinion on OpenDeal Broker, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDeal Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EEPB

EEPB

We have served as OpenDeal Broker, LLC's auditor since 2020.

Houston, TX

March 21, 2024

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Statement of Financial Condition
December 31, 2023

Assets:		
Cash and cash equivalents	$	1,064,336
Accounts receivable		53,193
Securities		688,668
Receivable from affiliate		27,989
Other receivable		11,315
Prepaid expenses and other assets		28,004
Total assets		1,873,505

Liabilities and member's equity		
Liabilities:		
Due to affiliate		102,380
Accounts payable		18,033
Other accrued expenses and liabilities		1,436
Total liabilities		121,849
Member's equity		1,751,656
Total liabilities and member's equity	$	1,873,505

The accompanying notes are an integral part of the statement of financial condition.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
December 31, 2023

1. Organization and Description of Business

OpenDeal Broker LLC (the "Company") was organized as a limited liability company and incorporated in the state of Delaware on August 29, 2017.

Acquisition and Merger

Prior to January 1, 2023 the Company was known as NextSeed Securities, LLC. Effective January 1, 2023 the Company was acquired by a broker-dealer formally known as OpenDeal Broker LLC ("legacy broker dealer") whose Parent Company was OpenDeal Inc. In conjunction with the acquisition and reorganization,

(i) The legacy broker-dealer transferred its services to NextSeed Securities LLC, including existing net assets $4,529,895.

(ii) NextSeed Securities LLC withdrew $55,845 of equity to its former Parent Company, The NextSeed Inc.

(iii) NextSeed Securities, LLC became a direct subsidiary of OpenDeal Inc.

(iv) The Company was renamed OpenDeal Broker LLC effective January 3, 2023.

The net assets received from the merger are as follows:

Assets:		
Cash and cash equivalents	$	2,919,023
Accounts receivable		195,335
Securities		624,834
Receivable from affiliate		600,000
Other receivable		147,346
Prepaid expenses and other assets		53,916
Total assets		4,540,454
Liabilities:		
Accounts payable		8,302
Other accrued expenses and liabilities		2,257
Total liabilities		10,559
Total net assets received from merger	$	4,529,895

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
December 31, 2023

1.   **Organization and Description of Business (continued)**

The Company's operations consist of private placement of securities; and providing business advisory services to companies or other institutional investors and referring investors, other broker dealers or hedge funds to unaffiliated broker dealers in exchange for referral, finders or similar fees and it is a Regulation A Plus offerings participant. The Company earns some of its fees in the form of stock, stock options, or token based securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Subsequent Events
Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through March 21, 2024, the date the Statement of Financial Condition was issued. No events were noted.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported on the Statement of Financial Condition. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds.

Subordinated Liabilities
The Company had no subordinated liability contracts throughout the period or as of December 31, 2023.

Concentrations
The Company's cash deposit is held by one financial institution. The Company reinvests cash balances exceeding the Federal Deposit Insurance Corporation limit in short-term highly liquid money market instruments. There were no losses reported in money market instruments throughout the period.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
December 31, 2023

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is a single member limited liability company, and as such is not subject to federal or state as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – Financial Instruments-Credit Losses (Topic 326), which introduce a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). The ASC 326 credit loss was de minimis to the Statement of Financial Condition as of December 31, 2023.

3. **Fair Value of Financial Instruments**

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2023 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include equity interests in private portfolio companies (the "Portfolio Companies") that is carried at fair value as determined by Management. Management utilizes the Companies' pro-rata interest in the net assets of the Portfolio Companies as reported by the Portfolio Companies' management. Management considers all relevant information available at the time the Portfolio Companies values its investments. Management has assessed factors including, but not limited to, the Portfolio Companies' price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Securities	$ -	$ -	$ 688,668	$ 688,668
Total Assets	**$ -**	**$ -**	**$ 688,668**	**$ 688,668**

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
December 31, 2023

3. **Fair Value of Financial Instruments (continued)**

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2023 attributable to the following:

	Equity Securities
Balance at January 1, 2023	$ -
Transfers from merger	624,834
Transfers into Level 3	63,834
Balance at December 31, 2023	$ 688,668

All of the Level 3 investments have been valued using prices obtained by prior transactions or a third party without significant adjustment. Unobservable inputs have not been internally developed by the Company.

4. **Contingencies**

In the normal course of business, the Company may be threatened with, or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in lawsuits or arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2023, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

5. **Related Party Transactions**

The Company is party to service and expense sharing agreements with certain affiliated entities of the Parent. The accompanying Statement of Financial Condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity. These Services Agreements allow the Parent and affiliated entities of the Parent to provide and pay for certain services and allocate direct expenses to the Company. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided. At December 31, 2023, $102,380 of such costs were payable by the Company to affiliates and included in payable to affiliates on the Statement of Financial Condition.

The Company has included $27,989 as a receivable from affiliate on the Statement of Financial Condition, representing a reimbursement to Republic Core for cash outlays associated with Republic Core's funding of a deposit in an account held at a third-party escrow services provider for the benefit of OpenDeal Broker.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
December 31, 2023

6. **Risk Management**

    Liquidity Risk

    The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2023, total cash held was $250,000 and money market instruments were $814,337 which represents 57% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition.

7. **Regulatory Requirements**

    As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, which is greater. The minimum required net capital at December 31, 203 was $8,123. At December 31, 2023, the Company's net capital was $926,200 which was $918,077 in excess of the minimum net capital under Rule 15c3-1.

8. **Capital Distributions**

    During May, 2023, pursuant to a resolution of the Company's Board of Managers, the Company made a cash distribution representative of a portion of accumulated retained earnings of the legacy broker-dealer to the Parent in the amount of $3,000,000.

    During March, 2023 and July, 2023, pursuant to resolutions of the Company's Board of Managers, the Company made in-kind capital distributions in the form of token securities to the Parent in the amounts of $19,147 and $5,675, respectively. The distributions decreased its equity in 2023 by $3,024,822.

9. **New Accounting Pronouncements**

    The Company did not adopt any new accounting standards in 2023 that had a material impact to our Statement of Financial Condition.